CALCULATION

EXHIBIT (m) 2018 VUL

Sample 5th Year assuming 6% Gross Return 5.16% Net Return) and current charges) Calculations

l.	Policy Account Value@ 6% Return (Year 5) = $27,509

The Policy Account Value is equal to the sum of:

a)	the prior year’s (i.e., 12/31/of the 4th policy year) account value ($21,438); plus

b)	the planned premium ($6,830); minus

c)	the premium charge ($546); minus

d)	the sum of: [ withdrawals, if any (O); plus

e)	outstanding loans, if any (O); plus

f)	loan interest (O)]; minus

g)	the cost of insurance ($560); minus

h)	the M&E risk charge ($0); minus

i)	the annualized per/1000 monthly expense ($948); minus

j)	the annualized per policy monthly expense ($90); plus

k)	the investment earnings on the policy account value ($1,385).

II.	Policy Cash Surrender Value@ 6% Gross Return (Year 5) = $20,179

The Policy Cash Surrender Value is equal to the sum of:

a)	The policy account value ($27,509) minus surrender charges ($7,330)

III.	Policy Net Cash Surrender Value@ 6% Gross Return (Year 5) = $20,179

The Policy Net Cash Surrender Value is equal to the sum of:

a)	the Cash Surrender Value ($20,179); minus

b)	the outstanding loan, if any ($0).

IV.	Policy Net Death Benefit

The Policy Net Death Benefit is equal to the sum of:

a)	Option 1 DB is equal to the face amount ($500,000).

b)	Option 2 DB is equal to face amount plus policy account value ($527,404)

c)	Option 3 DB is equal to face amount plus net accumulated premiums ($534,150)